SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): January 8, 2004

A. SCHULMAN, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	0-7459	34-0514850
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3550 West Market Street Akron, Ohio	44333
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (330) 666-3751

(Former Name or Former Address, if Changed Since Last Report)

ITEM 12. Results of Operations and Financial Condition.

On January 8, 2004, A. Schulman, Inc. issued a press release announcing its financial results for the fiscal quarter ended November 30, 2003. A copy of the press release is furnished as Exhibit 99.1 to this report.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

A. Schulman, Inc.
(Registrant)

By: /s/ Robert A. Stefanko
Robert A. Stefanko
Chairman and Executive
Vice President – Finance and
Administration

Date: January 8, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	**EXHIBIT**	**FURNISHED WITH THIS REPORT**
99.1	Press release dated January 8, 2004 announcing financial results for the fiscal quarter ended November 30, 2003.	X